FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 March 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 17 March 2005	By:	STEVEN JOHN WEBB

Steven John Webb Group Company Secretary and General Counsel

Premier Farnell plc	17 March 2005

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its

                    Results for the fourth quarter and the financial year ended 30 January 2005.

	Q4 2004/5 £m		Q4 2003/4 £m		FY 2004/5 £m		FY 2003/4 £m*** (restated)

Turnover	185.0		180.5		776.7		764.6
Operating profit	17.2		18.0		73.8		69.0
Adjusted operating profit*	17.8		18.6		76.5		74.0
Profit before taxation	13.8		14.7		60.3		54.8
Profit before taxation, goodwill amortisation and gain on business disposal	14.4		15.3		63.0		57.3
Earnings per share	3.3	p	2.8	p	11.0	p	9.0	p
Adjusted earnings per share**	3.4	p	2.9	p	11.7	p	10.2	p

*	before one-off rebranding costs in 2003/4 and goodwill amortisation
**	before one-off rebranding costs in 2003/4, goodwill amortisation and gain on business disposal
***	restated to reflect the adoption of UITF 38, Accounting for ESOP Trusts, which had the impact of increasing operating profit and profit before taxation for the full year of 2003/4 by £0.2million.

Highlights

•	Group sales in the year up 6.4%†, and up 4.7%† in the fourth quarter

•	Marketing and Distribution Division (MDD) sales up 6.3%† in the year, with 9.8% increase in North America in the fourth quarter

•	Profit before tax of £60.3million up 10.0% despite an 11% year on year decline in the US dollar and the disappointing performance of BuckHickman InOne

•	Robust Group gross margin of 40.7% in the fourth quarter (Q4 2003/4: 40.3%) continuing the steady improvement during the year

•	MDD eCommerce sales up 56% in the year. In the fourth quarter they accounted for 17% (Q4 2003/4: 13%) of MDD’s sales with strong growth in both eProcurement and through websites

•	Earnings per share for the year up 22.2% to 11.0p (2003/4: 9.0p)

•	Recommended final dividend of 5.0p, to give a full year dividend of 9.0p (2003/4: 9.0p)

Commenting on the results, John Hirst, Group Chief Executive said:

“Premier Farnell continued to make good progress this year.  We achieved solid growth in sales, and profit before tax rose by 10%, despite the continued weakness of the US dollar.

“After a strong first half, the rate of growth in the North American electronics market began to ease in the third quarter and was showing only very limited growth by the year-end.  Nonetheless, the Group’s rate of sales growth in North America held steady in the fourth quarter and we continued to improve gross margin.  Sales at Farnell InOne reached record levels this year, despite slowing European markets in the second half.  These sales were helped by a particularly strong performance in mainland Europe.

“Sales at BuckHickman InOne in the fourth quarter were down marginally on the corresponding period last year, although monthly sales per day from November were up sequentially.  The actions taken, and in hand, give us greater confidence for the recovery of this business in the coming year.

“We continue to make progress on our strategic priorities; developing corporate accounts, expanding our presence with smaller customers, improving product ranges and providing industry-leading service through eCommerce and traditional marketing channels.  The significant operational improvements made to the business in recent years give us confidence that we can continue to improve our performance and our market share.”

† PERCENTAGE CHANGES IN SALES
Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.

Throughout this statement, in order to reflect underlying business performance, percentage changes in sales are based on sales per day for continuing businesses at constant exchange rates and for like periods, unless otherwise stated.

For further information, contact:

John Hirst, Group CEO Andrew Fisher, Group Finance Director James Garthwaite, Group Director, Communications	Premier Farnell plc	+44 (0) 20 7851 4100
Richard Mountain	Financial Dynamics (UK)	+44 (0) 20 7269 7291
Andrew Saunders	Taylor Rafferty (NA)	+ 1 212 889 4350

The Preliminary Results presentation to analysts on 17 March 2005 will be recorded and be available on the Group web site later that day.

Premier Farnell’s announcements and presentations are published on the Internet at www.premierfarnell.com, together with business information, the 2004 Annual Report and Accounts, and links to all other Group web sites.

The results for the first quarter of the financial year to 29 January 2006 will be announced on 2 June 2005.

Premier Farnell plc

CHAIRMAN’S STATEMENT ON RESULTS FOR
THE FINANCIAL YEAR ENDED 30 JANUARY 2005.

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the fourth quarter and twelve months ended 30 January 2005.

Note: PERCENTAGE CHANGES IN SALES
Comparison of sales for specific periods is affected by three variables:
1.	Changes in exchange rates used to translate the overseas sales in different currencies into sterling;
2.	Differences in the number of working days;
3.	Disposal or acquisition of businesses.

Throughout this statement, in order to reflect underlying business performance, percentage changes in sales are based on sales per day for continuing businesses at constant exchange rates and for like periods, unless otherwise stated.

Financial Results

•	Turnover

Group sales for the year were £776.7million (2003/4: £764.6million) and sales per day increased 6.4% on the prior year.  In the fourth quarter, sales were £185.0million (Q4 2003/4: £180.5million) up 4.7% year on year and 2.1% above those in the third quarter.

The continued weakness of the US dollar against sterling impacted the Group’s financial results.  At constant exchange rates, the sales increase in the year was £47.6million and in the fourth quarter was £9.0million.

•	Margins and Operating Profit

Full Year results
The Group’s gross margin for the year was 40.5% (2003/4: 40.2%).  Operating profit was £73.8million (2003/4: £69.0million), producing an operating margin of 9.5% (2003/4: 9.0%).  Adjusted operating profit was £76.5million, before goodwill amortisation of £2.7million (2003/4: £74.0million, before rebranding costs of £2.4million and goodwill amortisation of £2.6million), producing an adjusted operating margin of 9.8% (2003/4: 9.7%).  Operating profit was affected by a reduction in the net pension credit of £1.3million and a £0.8million increase in depreciation following the roll-out of the customer relationship management (CRM) software.

At constant exchange rates, the increase in adjusted operating profit compared to the prior year was £6.5million, representing a rise of 9.3%.

Fourth Quarter results
The Group’s gross margin in the fourth quarter showed further progress reaching 40.7%, compared with 40.4% in the first nine months of the year.  Operating profit was £17.2million compared to £18.0million in the corresponding period last year primarily as a result of the reduced contribution from BuckHickman InOne.  Adjusted operating profit before goodwill amortisation in the fourth quarter was £17.8million (2003/4: £18.6million).

At constant exchange rates, the decrease in operating profit compared to the prior year was £0.4million.

•	Interest

The net interest charge for the year of £13.5million (2003/4: £14.3million) was covered 5.7 times by operating profit before goodwill amortisation.

•	Profit Before Tax

Profit before tax for the year was £60.3million (2003/4: £54.8million) whilst profit before tax and goodwill amortisation was £63.0million (2003/4: £57.3million before goodwill amortisation and gain on business disposal).  In the fourth quarter, profit before tax was £13.8million (Q4 2003/4: £14.7million) and adjusted profit before tax was £14.4million (Q4 2003/4: £15.3million).

•	Earnings per Share

Earnings per share for the year were 11.0p (2003/4: 9.0p), up 22.2%.  Adjusted earnings per share for the year, before amortisation of goodwill, were 11.7p, up 14.7% (2003/4: 10.2p before amortisation of goodwill, rebranding costs and gain on business disposal).  Earnings per share for the fourth quarter were 3.3p (Q4 2003/4: 2.8p).  Adjusted earnings per share for the fourth quarter, before amortisation of goodwill, were 3.4p, up 17.2% (Q4 2003/4: 2.9p before amortisation of goodwill).

•	Dividend

The Board is recommending a final dividend of 5.0p (2003/4: 5.0p) making a total for the year of 9.0p (2003/4: 9.0p).  The dividend is covered 1.2 times by profit attributable to ordinary shareholders and 1.3 times by profit attributable to ordinary shareholders before goodwill amortisation.  The final dividend is payable on 22 June 2005 to shareholders on the register on 27 May 2005.

•	Balance Sheet and Cash Flow

Total shareholder’s funds rose to £121.6million (1 February 2004: £112.1million).  Net debt at 30 January 2005 was £200.7million (1 February 2004: £201.9million).  The Group’s net cash flow from operating activities in the year of £72.5million was 95% of operating profit before goodwill amortisation (2003/4: £70.0million, or 98%). Working capital increased by £19.9million during the year, driven by investment in inventory to support product range expansion and by sales growth in the period.  Net cash outflow after dividends and £2.6million of acquisitions was £7.0million.

•	Acquisition

On 6 February 2004, the Group acquired the business of GFE Manufacturing, an Illinois-based supplier of lighting systems and water flow test equipment for the fire-fighting industry, for £2.6million.  This acquisition, which expanded Akron Brass’s product range, has exceeded expectations for sales and profit.

•	Pensions

The Group accounts for pensions in accordance with SSAP 24.  The profit and loss account includes a net credit of £1.6million (2003/4: £2.9million) within operating profit in relation to all of the Group’s pension schemes.  This comprises a credit of £5.0million in respect of the surplus in the North American defined benefit scheme and a charge of £3.4million in respect of defined benefit and defined contribution schemes in the UK and the rest of the world.

•              International Financial Reporting Standards (IFRS)

The Group is required to report under IFRS for future financial periods.  It will be publishing the effects of the transition to these standards on its financial statements for the year ended 30 January 2005 on 4 May 2005.

The principal effects of IFRS on the Group are as follows:

-	the Company’s preference shares will be re-classified from shareholders’ funds to debt, with the preference dividend being shown as a finance cost;
-	pensions will be accounted for in accordance with IAS 19 which broadly follows FRS 17;
-	a charge to the profit and loss account will be required for share-based incentives;
-	amortisation of goodwill will cease and the carrying value of goodwill will be subject to an annual test for impairment; and
-	final dividends will not be accrued until declared and approved at the AGM.

Operations
Marketing and Distribution Division (MDD)
MDD comprises: Newark InOne; Farnell InOne; BuckHickman InOne; MCM, an InOne company; and CPC.

Market Overview
Most of the markets in which the division operates showed some improvement during the first half of the year.  This trend was led by North America, where the rate of growth peaked in the early summer.  The North American market was showing only very limited growth by the year-end.  During the year, Farnell InOne continued to achieve market share gains across European markets despite the slowdown in the growth rates in these markets in the latter part of the year.

	Q4 2004/5 £m	Q4 2003/4 £m	FY 2004/5 £m	FY 2003/4 £m

Turnover	161.1	157.3	680.0	668.2
Operating profit	16.0	16.3	69.2	62.6
Adjusted operating profit*	16.6	16.9	71.8	67.6
Return on sales%	9.9%	10.4%	10.2%	9.4%
Adjusted return on sales%*	10.3%	10.7%	10.6%	10.1%

*before goodwill amortisation of £2.6million (2003/4: £2.6million) and one-off rebranding costs of £2.4million in 2003/4

Divisional sales for the year were £680.0million (2003/4: £668.2million) up 6.3%.  Sales in the fourth quarter were £161.1million, up 4.5%.

Investment in technology
The benefits of the Group’s investment in information technology over recent years continued to show.  eCommerce sales grew strongly during the year, up 56% on the prior year.  In the fourth quarter, eCommerce sales accounted for 18% of sales in the Americas and 17% of those in the Europe and Asia Pacific region.  By the year-end, the new web search engine was running on almost all of the Division’s web sites.  There are now 378 live eProcurement partnerships across the division, up from 282 at the start of the year.

The Group made further progress on the development of a single information technology platform across MDD during the year.  In May, the global publishing system (‘STEP’) was implemented in the European businesses following its implementation in Newark InOne in October 2003.  The system enables the global management of product data and dramatically increases the flexibility and efficiency of paper and electronic catalogue production.  New products, and product information updates, can now be released weekly to websites across MDD.  STEP has enabled a significant expansion of the product range within the French language catalogue, released shortly after the year-end.

The Americas

Newark InOne and MCM, an InOne Company.

	Q4 2004/5 £m	Q4 2003/4 £m	FY 2004/5 £m	FY 2003/4 £m

Turnover	67.2	65.0	289.8	286.1
Operating profit	6.3	6.2	27.7	25.8
Adjusted operating profit*	6.3	6.2	27.7	27.0
Return on sales%	9.4%	9.5%	9.6%	9.0%
Adjusted return on sales%*	9.4%	9.5%	9.6%	9.4%

* before one-off rebranding costs of £1.2million in 2003/4

Sales in the year were up 11.7%.  In the fourth quarter, sales were up 9.8%, reflecting the slower rate of growth evident in the North American market in the later part of the third, and into the fourth, quarter.  At constant exchange rates, the increase in sales in the year was £30.6million.

Operating profit for the year increased £1.9million and adjusted operating profit for the year increased £0.7million, after £0.8million of increased depreciation on the CRM software implemented during the first quarter of last year.  At constant exchange rates, the increase in adjusted operating profit was £3.3million in the year.  The operating margin for the year was 9.6% (2003/4: 9.0%, or 9.4% before one-off rebranding costs of £1.2million).

Gross margin in the Americas improved steadily over the year and in the fourth quarter the rate was some 1.8% higher than in the fourth quarter of the prior year.

Sales through eProcurement partnerships grew 58% in the year.  A total of 171 eProcurement partnerships were in place with Newark InOne’s customers by the year-end.  In the second half of the year new partnerships went live with, amongst others, Canadian National Railways, Fedex, Sony Pictures, TRW and a further three divisions of G.E.  Sales to national accounts continued to grow well, as more customers moved to eProcurement relationships.

Sales over the web grew 48% in the year after accelerating in the fourth quarter, up 52%. Newark InOne’s new web search engine was launched in September and the web site now gives customers more efficient access to an extended product range.  This includes 138,000 products featured in last year’s catalogue, launched in September, and many additional products introduced since the catalogue was printed.

Newark InOne’s active customer base grew by over 5% in the year.  This progress reflects healthier market conditions and the impact of the businesses’ CRM system and improved marketing capabilities.  Wider catalogue distribution, campaigns to recruit new customers and eCommerce sales activities have contributed to this growth.

Newark InOne’s technical support team was expanded significantly in March.  Other value-added services were also added in response to feedback from customers during the year, including a reeling service for components used on continuous tape.  This saves customers both time and money.

Sales from operations in Canada, Mexico and Brazil continued to grow strongly in the fourth quarter.

Europe and Asia Pacific

Farnell InOne, BuckHickman InOne and CPC.

	Q4 2004/5 £m	Q4 2003/4 £m	FY 2004/5 £m	FY 2003/4 £m

Turnover	93.9	92.3	390.2	382.1
Operating profit	9.7	10.1	41.5	36.8
Adjusted operating profit *	10.3	10.7	44.1	40.6
Return on sales%	10.3%	10.9%	10.6%	9.6%
Adjusted return on sales%*	11.0%	11.6%	11.3%	10.6%

*before goodwill amortisation of £2.6million (2003/4: £2.6million) and one-off rebranding costs of £1.2million in 2003/4

Sales were up 2.4% for the year and up 0.6% in the fourth quarter.  At constant exchange rates, the growth in sales in the year was £10.7million.  Return on sales was 10.6% (2003/4: 9.6%) and the adjusted return on sales for the year was 11.3% (2003/4: 10.6%).  Profit delivered in the year and in the fourth quarter, was impacted by a decreased contribution from BuckHickman InOne.

In the UK, sales for the year were £256.8million (2003/4: £260.6million) representing a sales per day decline of 1.5% in the year.

Farnell InOne UK grew sales by 3.8% in the year, whilst sales in the fourth quarter were flat year-on-year.  This strong performance in a market that showed decline in the fourth quarter was achieved through continued growth in sales to major accounts and through eCommerce channels.  In addition, targeted telemarketing campaigns helped the business to stimulate growth in sales amongst its smaller customers and resulted in a 2% growth in the active customer base year on year for Farnell InOne overall.

CPC’s sales for the year declined 1.6% as market conditions became more difficult during the second half amongst small business customers, many of whom serve the retail market.  The business has implemented a number of changes to its marketing to counteract the softer market conditions.

At BuckHickman InOne, the rapid expansion of its business in 2003/4 contributed to a decline in customer service which was still evident at the start of the financial year.  Restoring service to the Group’s standards was achieved by the end of the first half, but it took some time for customer confidence to be restored, a pre-requisite for a return to sales growth.  As a consequence, sales for the year were down 5.8%.  However, in the fourth quarter the decline in sales was reduced to 0.6% and monthly sales per day from November were up sequentially.  Service to larger corporate customers has not been compromised and sales to this segment continued to progress well during the year.

During the year, the partnership of BuckHickman InOne, Farnell InOne and CPC, achieved a 12% rise in sales to corporate account customers in the UK.  Premier Farnell was reappointed as preferred supplier to the UK higher education segment by the National Universities Working Party on Electronic Components (NUWPEC) in July.  Amongst others, the UK businesses secured additional business with Corus and two further agreements were reached with The United Kingdom Atomic Energy Authority.  The UK businesses also delivered steady sales growth through agreements with Rolls-Royce and Vauxhall Motors.

Since the year-end, a single management team has been put in place for BuckHickman InOne and Farnell InOne in the UK, reflecting the ever-closer relationship between the two businesses.  Their most immediate priority is to bring BuckHickman InOne’s recovery programme to completion.

Sales in Mainland Europe performed well, up 9.9% in the year and up 6.5% in the fourth quarter.  Whilst markets were patchy in the fourth quarter, the business continued to deliver strong sales growth in some regions including Germany and Italy.

The division’s new web site platform and search engine has now been deployed in all businesses in Europe, with the exception of BuckHickman InOne which will follow in the first half of the current year.  These changes are encouraging migration to eCommerce channels and driving up sales via websites.  Sales via the web are growing strongly and accounted for up to 35% of total sales in the fourth quarter in some regions.  Sales for the year via eProcurement agreements and over the web were up 96% and 56% respectively.

After a strong performance in the first nine months, sales growth in Asia slowed to 8.5% in the fourth quarter, resulting in sales growth for the year of 25.4%.  In December the division’s web search engine was implemented across the Asian businesses.  In addition, an experienced local manager has been appointed as Farnell-Newark InOne’s first General Manager in China to lead development in the Chinese market.

In Australia, sales in the year were up 6.4%, representing good growth in a flat market.

Supplier relationships

The business has made significant progress in offering innovative value-added marketing services to suppliers.  During the year, and  for the first time, product launch campaigns were run globally for a number of electronic suppliers including Molex, targeting the industrial sector, and Microchip targeting electronic design engineers.

RoHS Legislation (Restriction of the use of certain Hazardous Substances)

The division made good progress in preparing for the European Union’s RoHS Directive, due to become law on 1 July 2006.  From this date, producers of certain categories of electronic and electrical equipment will be prohibited from selling products within the European Union that contain six restricted substances, unless specific exemptions apply.  Similar legislation is pending in a number of US States and in China.

The legislation has significant implications for the electronics industry and Premier Farnell has been working closely with suppliers to provide leadership in assisting customers prepare for the legislation.  It will affect a large number of the electronic components and products stocked by the Group and require the addition of a material number of compliant products to the divisions’ inventories.

Industrial Products Division (IPD)

	Q4 2004/5 £m	Q4 2003/4 £m	FY 2004/5 £m	FY 2003/4 £m

Turnover: Continuing businesses	23.9	23.2	96.7	95.7
Businesses disposed	—	—	—	0.7
Total	23.9	23.2	96.7	96.4
Operating profit	3.2	3.3	13.4	13.7
Adjusted operating profit*	3.2	3.3	13.5	13.7
Return on sales%	13.4%	14.2%	13.9%	14.2%
Adjusted return on sales%*	13.4%	14.2%	14.0%	14.2%

*before goodwill amortisation of £0.1million (2003/4: £nil)

The Industrial Products Division achieved sales of £96.7million (2003/4: £96.4million) for the year, with sales per day up 7.4%.  Sales in the fourth quarter were up 5.7%.

At constant exchange rates, the increase in sales for continuing businesses in the year was £7.0million and in the fourth quarter was £1.4million.  At constant exchange rates, operating profit and adjusted operating profit for the year were up £0.7million and £0.8million respectively, and in the fourth quarter operating profit was flat year-on-year.

Akron Brass

Sales for the year at Akron Brass were up 12.8% and, in the fourth quarter, were up 6.5%.  This reflected solid organic growth and strong sales from the new lighting products introduced through the acquisition of GFE Manufacturing in the first quarter of the year.  In the fourth quarter, whilst sales in the US market were flat, international orders were strong, particularly from European vehicle builders.  Investment in additional machining capacity assisted the business to improve its profitability over the year.

TPC Wire & Cable

TPC achieved sales growth of 10.3% for the year and 12.5% for the fourth quarter.  During the year, the business overcame weak demand from the automotive and steel sectors by introducing new products and targeting new customers in other sectors.  Broad strength in its markets, including those for MRO products and in Canada and Mexico, helped performance in the fourth quarter.

Kent

Sales at Kent grew 2.8% in the year and 3.2% in the fourth quarter, reflecting further market share gains.  Growth was achieved, in part, through the launch of an innovative range of abrasive tools.  Profits for the year improved through tight cost control.

Board changes

On 1 March 2005, my predecessor, Sir Malcolm Bates, retired as non-executive Chairman after seven years with Premier Farnell.  His leadership was invaluable during a period of transformation for the Group.

Outlook

The rate of growth in the North American market peaked in the early summer and slowed towards the end of the year.  The Group’s plans have been prepared in the expectation that the North American market will show no growth in the first half and may only begin to strengthen in the second half of this fiscal year.  In weaker underlying markets in the UK and mainland Europe there are specific opportunities for the Group to grow market share and the action that we have taken should lead to a better performance from BuckHickman InOne.  In addition, special efforts will be focused on helping our customers to comply with the impending RoHS legislation.

The quality of our service to both customers and suppliers is increasingly underpinned by the technology infrastructure that has been put in place.  The significant operational improvements and increased marketing effectiveness built into the business over recent years give us confidence that we can continue to improve our performance and our market shares.

Sir Peter Gershon
Chairman

17th March 2005

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale.  By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  Actual expenditures made and actions taken may differ materially from the Group’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group.  These factors include, but are not limited to, the effect of legislative and regulatory enactments, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers’ acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

Consolidated Profit and Loss Account
For the fourth quarter and financial year ended 30th January 2005

	Notes	2004/5 Fourth quarter unaudited £m		2003/4 Fourth quarter unaudited £m		2004/5 Full year audited £m		2003/4 Full year audited (restated) £m

Turnover	1	185.0		180.5		776.7		764.6

Operating profit

- before rebranding costs and amortisation of goodwill		17.8		18.6		76.5		74.0
- rebranding costs		—		—		—		(2.4)
- amortisation of goodwill		(0.6)		(0.6)		(2.7)		(2.6)

Total operating profit	1	17.2		18.0		73.8		69.0
Profit on disposal of business		—		—		—		0.1
Net interest payable		(3.4)		(3.3)		(13.5)		(14.3)

Profit before taxation	3	13.8		14.7		60.3		54.8
Taxation	4	(0.3)		(3.1)		(13.8)		(15.6)

Profit after taxation		13.5		11.6		46.5		39.2
Preference dividends (non-equity)		(1.7)		(1.6)		(6.6)		(6.6)

Profit attributable to ordinary shareholders		11.8		10.0		39.9		32.6
Ordinary dividends (equity)		(18.1)		(18.1)		(32.6)		(32.6)

Retained (loss)/profit		(6.3)		(8.1)		7.3		—

Earnings per share	5
Basic		3.3	p	2.8	p	11.0	p	9.0	p
Diluted		3.3	p	2.7	p	11.0	p	9.0	p
Earnings per share before rebranding costs, amortisation of goodwill and disposals	5
Basic		3.4	p	2.9	p	11.7	p	10.2	p
Diluted		3.4	p	2.9	p	11.7	p	10.1	p
Dividend per share						9.0	p	9.0	p

Statement of Total Recognised Gains and Losses
For the financial year ended 30th January 2005

	Notes	2004/5 Full year audited £m	2003/4 Full year audited (restated) £m

Profit after taxation		46.5	39.2
Currency translation adjustments (net of associated tax credit/charge)		1.7	9.8

Total recognised gains for the year		48.2	49.0

Prior year adjustment on adoption of UITF 38	10	1.1

Total recognised gains since last Annual Report		49.3

Consolidated Balance Sheet
As at 30th January 2005

	Notes	30th January 2005 audited £m	1st February 2004 audited £m

Fixed Assets
Intangible assets		44.8	45.9
Tangible assets		98.3	107.2

		143.1	153.1
Current Assets
Stocks		158.1	151.0
Debtors - due within one year		131.4	128.5
- due after more than one year		81.9	79.6
Cash at bank and in hand		27.9	31.7

		399.3	390.8

Creditors - due within one year
Loans and overdrafts		(0.8)	(2.9)
Other		(149.0)	(156.1)

		(149.8)	(159.0)

Net current assets		249.5	231.8

Total assets less current liabilities		392.6	384.9
Creditors - due after more than one year
Loans		(227.8)	(230.7)
Provisions for liabilities and charges	6	(43.2)	(42.1)

Net assets		121.6	112.1

Equity shareholders’ funds		(0.3)	(9.7)
Non-equity shareholders’ funds		121.9	121.8

Total shareholders’ funds		121.6	112.1

Reconciliation of Movements in Shareholders’ Funds
For the financial year ended 30th January 2005

	2004/5 Full year audited £m	2003/4 Full year audited (restated) £m

Profit after taxation	46.5	39.2
Dividends - preference	(6.6)	(6.6)
- ordinary	(32.6)	(32.6)

	7.3	—
New share capital subscribed	0.1	0.9
Purchase of own preference shares	—	(2.3)
Credit in respect of employee share schemes	0.4	—
Goodwill reinstated on disposal of businesses	—	0.4
Currency translation adjustments (net of associated tax credit/charge)	1.7	9.8

Net change in shareholders’ funds	9.5	8.8
Opening shareholders’ funds (2003/4: previously £103.5m, restated for prior year adjustment of £0.2m to £103.3m)	112.1	103.3

Closing shareholders’ funds	121.6	112.1

Summarised Consolidated Cash Flow Statement
For the fourth quarter and financial year ended 30th January 2005

	Notes	2004/5 Fourth quarter unaudited £m	2003/4 Fourth quarter unaudited £m	2004/5 Full year audited £m	2003/4 Full year audited (restated) £m

Operating profit		17.2	18.0	73.8	69.0
Depreciation and non-cash items		5.1	3.9	18.6	15.9
Working capital		7.5	9.5	(19.9)	(14.9)

Net cash inflow from operating activities	7	29.8	31.4	72.5	70.0
Net interest payable		(6.6)	(6.7)	(13.4)	(14.0)
Preference dividends		(3.3)	(3.3)	(6.6)	(6.6)
Taxation paid		(2.2)	(4.5)	(12.1)	(14.5)
Purchase of tangible fixed assets		(3.4)	(5.4)	(13.3)	(20.4)
Sale of tangible fixed assets		0.8	1.2	1.0	2.6
Purchase of business (net of costs)	2	—	—	(2.6)	—
Disposal of business (net of costs)		—	(0.3)	—	0.5
Ordinary dividends paid		—	—	(32.6)	(32.6)

Cash inflow/(outflow) before use of liquid resources and financing		15.1	12.4	(7.1)	(15.0)
Issue of ordinary shares		—	—	0.1	0.9
Purchase of own preference shares		—	—	—	(2.3)
New bank loans		—	—	23.0	206.6
Repayment of bank loans		(17.7)	(13.1)	(17.7)	(188.7)

(Decrease)/increase in cash		(2.6)	(0.7)	(1.7)	1.5

Reconciliation of net debt
Net debt at beginning of year				(201.9)	(209.2)
(Decrease)/increase in cash				(1.7)	1.5
Increase in debt				(5.3)	(17.9)
Exchange movement				8.2	23.7

Net debt at end of year	8			(200.7)	(201.9)

Notes

1     Segment information

i)	Business segments

	2004/5 Fourth quarter unaudited £m	2003/4 Fourth quarter unaudited £m	2004/5 Full year audited £m	2003/4 Full year audited (restated) £m

Turnover
Marketing and Distribution Division
Americas	67.2	65.0	289.8	286.1
Europe and Asia Pacific	93.9	92.3	390.2	382.1

	161.1	157.3	680.0	668.2
Industrial Products Division	23.9	23.2	96.7	96.4

	185.0	180.5	776.7	764.6

Operating profit
Marketing and Distribution Division
Americas
- before rebranding costs	6.3	6.2	27.7	27.0
- rebranding costs	—	—	—	(1.2)
	6.3	6.2	27.7	25.8
Europe and Asia Pacific
- before rebranding costs and amortisation of goodwill	10.3	10.7	44.1	40.6
- rebranding costs	—	—	—	(1.2)
- amortisation of goodwill	(0.6)	(0.6)	(2.6)	(2.6)
	9.7	10.1	41.5	36.8

Total Marketing and Distribution Division	16.0	16.3	69.2	62.6
Industrial Products Division
- before amortisation of goodwill	3.2	3.3	13.5	13.7
- amortisation of goodwill	—	—	(0.1)	—
Total Industrial Products Division	3.2	3.3	13.4	13.7
Head Office costs	(2.0)	(1.6)	(8.8)	(7.3)

	17.2	18.0	73.8	69.0

Net operating assets (excluding goodwill)
Marketing & Distribution Division
Americas			114.6	111.4
Europe and Asia Pacific			155.5	151.6

			270.1	263.0
Industrial Products Division			25.7	24.3

			295.8	287.3

ii)	Geographical segments by origin

	2004/5 Full year audited £m	2003/4 Full year audited (restated) £m

Turnover
Americas	346.4	343.2
UK	267.8	270.6
Rest of World	162.5	150.8

	776.7	764.6

Operating profit
Americas	39.5	38.8
UK	34.5	31.7
Rest of World	11.3	8.4
Head Office	(8.8)	(7.3)
Amortisation of goodwill (UK: £2.6m, Americas: £0.1m)	(2.7)	(2.6)

	73.8	69.0

Net operating assets
Americas	109.4	105.2
UK	133.8	131.4
Rest of World	52.6	50.7

	295.8	287.3

          The geographical analysis of turnover by destination is not significantly different from that shown above.

iii)	Reconciliation of net operating assets with net assets

	30th January 2005 audited £m	1st February 2004 audited £m

Net operating assets	295.8	287.3
Net debt	(200.7)	(201.9)
Goodwill	44.8	45.9
Pension fund prepayment	81.9	79.6
Tax, dividends and other	(100.2)	(98.8)

Net assets	121.6	112.1

2	Acquisition

On 6th February 2004, the Group acquired the business and certain assets of GFE Manufacturing, a US company involved in the manufacture of lighting rigs for the fire-fighting industry, for a cash consideration, including costs, of £2.6 million. The book and fair value of net assets acquired was £1.0 million, with the resulting goodwill of £1.6 million being amortised over a period of 20 years.

GFE Manufacturing contributed £3.1 million of sales and £0.7 million of operating profit to the Industrial Products Division in the year.

3	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2004/5 Full year audited £m	2003/4 Full year audited £m

Profit on sale of fixed assets	(0.1)	(1.1)
Performance Share Plan	0.4	—
Restructuring costs	—	0.8

4	Taxation

The taxation charge comprises a current year charge of £16.4 million (2003/4: £16.7 million), which represents an effective rate of 26.0% (2003/4: 29.1%) excluding goodwill amortisation.  A credit arose in respect of prior years of £2.6 million (2003/4: £1.1 million) following the resolution of a number of years outstanding tax positions in various jurisdictions.

5	Earnings per share

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, being those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period.

Reconciliations of earnings and the weighted average number of ordinary shares used in the full year calculations are set out below.

	Earnings 2004/5 audited £m	Basic per share amount 2004/5 audited pence	Diluted per share amount 2004/5 audited pence

Profit attributable to ordinary shareholders	39.9	11.0	11.0
Amortisation of goodwill	2.7	0.7	0.7

Profit attributable to ordinary shareholders before amortisation of goodwill	42.6	11.7	11.7

Number

Weighted average number of ordinary shares	362,664,115
Dilutive effect of share options	1,042,844

Diluted weighted average number of ordinary shares	363,706,959

	Earnings 2003/4 audited (restated) £m	Basic per share amount 2003/4 audited (restated) pence	Diluted per share amount 2003/4 audited (restated) pence

Profit attributable to ordinary shareholders	32.6	9.0	9.0
Rebranding costs	2.4	0.7	0.6
Tax attributable to rebranding	(0.7)	(0.2)	(0.2)
Amortisation of goodwill	2.6	0.7	0.7
Profit on disposal of business	(0.1)	—	—

Profit attributable to ordinary shareholders before rebranding costs, amortisation of goodwill and disposals	36.8	10.2	10.1

Number

Weighted average number of ordinary shares	362,329,619
Dilutive effect of share options	1,025,010

Diluted weighted average number of ordinary shares	363,354,629

Earnings per share before rebranding costs, amortisation of goodwill and profit on disposal of business have been disclosed in order to facilitate comparison.

6	Provisions for liabilities and charges

Provisions for liabilities and charges comprise deferred taxation of £36.7 million (1st February 2004: £35.9 million), provision for overseas post-retirement obligations of £5.5 million (1st February 2004: £4.7 million) and provision for dilapidation costs on leased properties of £1.0 million (1st February 2004: £1.5 million).

7	Reconciliation of operating profit to net cash inflow from operating activities

	2004/5 Full year audited £m	2003/4 Full year audited (restated) £m

Operating profit	73.8	69.0
Depreciation charge (net of profit on disposals)	19.6	19.3
Amortisation of goodwill	2.7	2.6
Pension credit	(5.0)	(6.0)
Other non-cash items	1.3	—
Increase in stocks	(8.8)	(9.9)
Increase in debtors	(9.0)	(5.3)
(Decrease)/increase in creditors	(2.1)	0.3

Net cash inflow from operating activities	72.5	70.0

8	Net debt

	30th January 2005 audited £m	1st February 2004 audited £m

Cash and short term deposits	27.9	31.7
Unsecured loans and overdrafts	(228.6)	(233.6)

	(200.7)	(201.9)

Unsecured loans and overdrafts comprise:
Bank overdrafts	0.7	2.8
Bank loans	23.6	20.0
7.2% US dollar Guaranteed Senior Notes payable 2006	82.4	85.2
5.3% US dollar Guaranteed Senior Notes payable 2010	35.1	36.3
5.9% US dollar Guaranteed Senior Notes payable 2013	84.6	87.4
Other loans	2.2	1.9

	228.6	233.6

Unsecured loans and overdrafts are repayable as follows:
Within one year	0.8	2.9
Between one and two years	106.1	0.1
Between two and five years	0.2	105.5
After five years	121.5	125.1

	228.6	233.6

9	Pensions

The Group accounts for pensions in accordance with SSAP 24. The Group’s net assets include a pension asset of £81.9 million (1st February 2004: £79.6 million) which is included in debtors due after more than one year. The consolidated profit and loss account includes a net pension credit of £1.6 million (2003/4: £2.9 million) in relation to all of the Group’s pension schemes.

The results do not reflect the adoption of FRS 17, Retirement Benefits, which is not mandatory until 2005/6. If the standard had been fully adopted in 2004/5, profit before tax would have been reduced by £1.3 million (2003/4: £2.2 million), which is the net of £6.8 million  which would be charged to operating profit and £5.5 million which would be credited to interest, and consolidated net assets would have been reduced by £33.4 million. Under FRS 17 the value of the net surplus of the UK and US schemes would have been £30.9 million (1st February 2004: £44.1 million), comprising a surplus in the US scheme of £49.1 million and a deficit in the UK scheme of £18.2 million.

10	Basis of preparation

The audited consolidated financial information for the financial year ended 30th January 2005 has been prepared in accordance with applicable UK accounting standards and the accounting policies disclosed in the Group’s 2004 Annual Report and Accounts with the exception of the accounting policy for investments in own shares. UITF 38, Accounting for ESOP Trusts, has been adopted with effect from 2nd February 2004. UITF 38 requires that investments in own shares made in order to meet anticipated obligations under performance share plans should be accounted for as a deduction from shareholders’ funds. Prior to 2nd February 2004, the Group’s accounting policy was to classify such investments as fixed assets and to amortise the cost over the performance period of the plan to which they relate.

The adoption of UITF 38 has been accounted for by way of a prior period adjustment, increasing operating profit for the 2003/4 full year by £0.2 million, reflecting the reversal of the amortisation charge on the investment in own shares. The impact on shareholders’ funds at 2nd February 2004 was nil, reflecting the reversal of the cumulative amortisation charge at that date of £1.1 million, which is disclosed on the face of the Statement of Total Recognised Gains and Losses, and the re-presentation of the cost of the ESOP shares of £1.1 million as a deduction from shareholders’ funds, which is not a recognised gain or loss.

The principal average exchange rates used to translate the Group’s overseas profits were as follows:

	2004/5 Fourth quarter	2003/4 Fourth quarter	2004/5 Full year	2003/4 Full year

US dollar	1.90	1.79	1.84	1.66
Euro	1.43	1.44	1.47	1.44

11	Ordinary dividend

The Board of Premier Farnell plc has recommended payment of a final dividend of 5.0p (2003/4: 5.0p) per share to ordinary shareholders on the register on 27th May 2005. The recommended final dividend, together with the interim dividend already paid, makes a total dividend for the year of 9.0p (2003/4: 9.0p). The Annual General Meeting of Premier Farnell plc will be held on 14th June 2005 and the final dividend will be paid on 22nd June 2005.

12	Report and accounts

The foregoing statements do not constitute the Group’s statutory accounts. The Group’s 2005 statutory accounts, on which the Company’s auditors, PricewaterhouseCoopers LLP, have given an unqualified opinion in accordance with Section 235 of the Companies Act 1985, are to be delivered to the Registrar of Companies. The Group’s 2004 statutory accounts, which contain an unqualified audit report, have been filed with the Registrar of Companies.

Copies of the Group’s Annual Report and Accounts will be posted to all shareholders no later than 9th May 2005.  Additional copies will be available from Premier Farnell plc, 150 Armley Road, Leeds, LS12 2QQ.